SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CORPORATE TAXPAYERS' ID (CNPJ/MF) Nº 06.164.253/0001 -87
COMPANY’S REGISTRY (NIRE) 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 08, 2009

Place, time and date: October, 08, 2009, at 6 pm, at the principal place of business of Gol Linhas Aéreas Inteligentes S.A. (hereinafter referred to as “Company”), in the City of São Paulo, State of São Paulo, at Rua Tamoios, nº 246, ground floor, Jardim Aeroporto. Attendance: Present all the members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. Calling: Not necessary, due to the attendance of all the members of the Board of Directors. Chairmanship of the Meeting: Chairman: Mr. Henrique Constantino; Secretary: Carla A. F. Coelho. Agenda: Reviewing and voting the following matters: (a) the pricing of the preferred and common shares issued subject of the increase of the capital authorized in the Administrative Board Meeting that occurred on September 22, 2009, and its justification; (b) the increase of the capital of the company and the number of Ordinary and Preferred shares to be issued; (c) the form of the issuing and subscription of the ordinary and preferred shares; (d) the proceeding to be adopted on the public offering carried out in Brazil and abroad, as well as the treatment that will be held to the ones interested in subscribing our acquiring the common and preferred shares subject of the Global Offering; (e) the rights from the new common and preferred shares; (f) the approval of the Definitive Prospectus related to the Brazilian offering and of the Registration Statement on Form F-3 related to the International Offering; and (g) the authorization of the Board of Directors to make all and any necessary acts regarding the offering of the common and preferred shares. Resolutions: The members of the Board of Directors decided unanimously the following matters: (a) Approve the sale price of the Base Offering of R$16,50 (sixteen reais and fifty centavos) by preferred share and R$ R$16,50 (sixteen reais and fifty centavos) by common share. The sale price of the common shares and preferred shares was fixed after the conclusion of procedure of collecting investment intentions conducted by Banco Itaú BBA S.A., Banco Merrill Lynch de Investimento S.A., Banco Morgan Stanley S.A., Banco Bradesco BBI S.A. and BB Banco de Investimento S.A. (the “Brazilian Underwriters”), in connection with the Brazilian Offering (as defined below) and by Merrill Lynch, Pierce, Fenner & Smith Incorporated, Itaú USA Securities Inc., Morgan Stanley & Co. Incorporated and Banco Bradesco BBI S.A. (acting by its affiliate, Bradesco Securities, Inc.) (the “International Underwriters”), in connection with the International Offering (as defined below), pursuant to the provisions of Article 170, §1º, III of Law nº 6,404, dated December 15, 1976 and its amendments (the “Brazilian Corporate Law”), according to the market price of the shares. For the issuance price of the common and the preferred shares, the indication of the investment intentions of institutional buyers for the subscription and acquisition of the common and preferred shares issued by the Company was considered, pursuant to the provisions of Article 170, §7º of the Brazilian Corporate Law, the members of the Board of Directors had approved, by unanimous consent, that the chosen criteria of the market price of the shares for the determination of the issuance price of the common and the preferred shares to be issued is properly justified, taking in consideration that the primary public distribution of common and preferred shares will be carried through along with the secondary public distribution of preferred shares to be offered by Fundo de Investimento em Participações Asas (the “Selling Shareholder”), in which the sale price of the common and preferred shares issued/sold is stipulated after the completion of the procedure of collection of investment intentions, which reflect the value for which the buyers present their intentions to purchase the common and preferred shares in the context of the primary and secondary public distribution of preferred shares, being, therefore, the most appropriate criteria to determine the equitable price of the common and preferred shares to be issued by the Company and sold by the Selling Shareholder. (b) Approve the increase of the capital stock of the Company, that will increase from R$ 1.567.476.838,51 (one billion, five hundred sixty seven million, four hundred seventy six thousand, eight hundred thirty eight reais and fifty one centavos), to R$2.194.559.338,51 (two billion, one hundred ninety four million, five hundred fifty nine thousand, three hundred thirty eight reais and fifty one centavos), an increase, therefore, in the amount of R$627.082.500,00 (six hundred twenty seven million, eight two thousand and five hundred reais), by means of the issuance of 19.002.500 (nineteen million, two thousand and five hundred) common shares and R$ 19.002.500 (nineteen million, two thousand and five hundred) preferred shares for public subscription, all nominative, book-entry and with no face value shares. (c) Approve the form of full payment of the common and preferred shares that shall be made by means of an immediate payment, in the act of the subscription, with the current currency of the Country. (d) Approve the placement of the shares related to the capital increase, through an offering registered in Brazil (the “Brazilian Offering”), and abroad (the “International Offering”), in the form of American Depositary Shares (hereinafter referred collectively to as “Global Offering”). Brazilian Offering shall be conducted in a non-organized over-the-counter market, according to the procedures described on Aviso ao Mercado published by the Company on September 23, 2009 and according to the provisions of Article 33, § 3º of CVM Instruction no. 400, dated as of December 29, 2003 (“CVM Instruction 400”), having been granted to the shareholders the period of two (2) business days, between September 30, 2009, inclusively, and October 1, 2009, inclusively, in accordance with terms of the “Aviso ao Mercado” mentioned above, for the accomplishment of the orders of reserve for subscription of the common and preferred shares, and to the non-institutional buyers the period of four (4) business days, between September 2, 2009, inclusively, and September 7, 2009, in accordance with terms of the “Aviso ao Mercado” mentioned above, for the accomplishment of the orders of reserve for subscription of the common and preferred shares, in the conditions described in the “Aviso ao Mercado” mentioned above, given that the common and preferred shares issued by the Company that are not object of an order of reserve for subscription will be designed by means of a public offering to institutional buyers, by the underwriters of the Global Offering. The International Offering will be carried through in accordance with the United States Securities Act of 1933, and amended, with a registration with the Securities and Exchange Commission of the United States of America (hereinafter referred to as “SEC”). (e) Approve the grant to the holders of common and preferred shares of the capital increase, starting on the date of its issuance, of the same rights granted to the current common and preferred shares by the Company’s By-laws and applicable law, to be entitled to receive the Company’s earnings and in the case of the holders of common shares, right to vote in General meetings, as well as granting the holders of preferred shares the right of receiving full payment of dividends or any other gains declared and/or granted by the Company to its shareholders, beginning on its issuance date. (f) Approve the final prospectus to be used in Brazilian Offering, as well as the Registration Statement on Form F-3, which contains the final prospectus of the International Offering. (g) Authorize the Company’s Executive Committee members to take all actions and perform all acts necessary in connection with comprising the public offering, as well as the necessary signature of all and any contracts and documents to its accomplishment, including, but not limited to the Brazilian Underwriting Agreement of Gol Linhas Aéreas Inteligentes S.A., the Price Stabilization Agreement of Preferred Shares issued by Gol Linhas Aéreas Inteligentes S.A., the Preferred Share Loan Agreement, the Services Agreement with BM&FBOVESPA, and the Underwriting and Placement Agreement. Closing and Drawing Up of Minutes: Since no member requested the opportunity to make further remarks, the works were adjourned for drafting of the minutes, which was read, approved, and signed by all presents. I certify that this is a faithful copy of the original minutes, which were drawn-up in the proper book.

São Paulo, October 8, 2009

______________________________________
Carla A. F. Coelho – Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.